Exhibit 2.6
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
COMMON SHARES
The following description is a summary of the material information relating to FCA’s common shares, including summaries of certain provisions of FCA’s articles of association (the “Articles of Association”), the terms and conditions in respect of FCA’s special voting shares (the “Terms and Conditions of Special Voting Shares”) and the applicable Dutch law provisions in effect at the date hereof. The summaries of the Articles of Association and the Terms and Conditions of Special Voting Shares as set forth herein are qualified in their entirety by reference to the full text of the Articles of Association and the Terms and Conditions of the Special Voting Shares. In this summary, the terms “we”, “our”, “us”, the “Group”, the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (the “2014 Merger”, at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or “FCA NV”), or any one or more of them, as the context may require.
Share Capital
The authorized share capital of FCA is forty million Euro (€40,000,000), divided into two billion (2,000,000,000) common shares, nominal value of one Euro cent (€0.01) per share and two billion (2,000,000,000) special voting shares, nominal value of One Euro cent (€0.01) per share.
On October 29, 2014, the Board of Directors of FCA (the “Board of Directors”) resolved to authorize the issuance of up to a maximum of 90,000,000 FCA common shares under the framework equity incentive plan which had been adopted before the closing of the 2014 Merger. Any issuance of shares thereunder in the period from 2014 to 2018 was subject to the satisfaction of certain performance and retention requirements. Any issuances to directors was subject to shareholder approval. During 2019 a total of 16,901,711 FCA common shares were issued under the LTIP (framework equity incentive plan).
At December 31, 2014, there were 1,250,000 FCA common shares reserved for issuance under the FCA Non-Executive Director’s Compensation Plan in the following 5 years. During 2015, a total of 831,172 FCA common shares were issued at fair market value, being equal to the average of the highest and lowest sale price of an FCA common share during normal trading hours on the NYSE on the last trading day of the applicable plan year quarter. During 2016, a total of 163,333 FCA common shares were issued at fair market value. During 2017, a total of 54,855 common shares were issued at fair market value. No FCA common shares were issued during 2018 or 2019 following the amendment of the remuneration policy for the Board of Directors, as adopted by the General Meeting of Shareholders held on April 14, 2017, which introduced cash payments for Non-Executive Directors.
FCA common shares are registered shares represented by an entry in the share register of FCA. The Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, share certificates shall be issued in such a form as shall comply with the requirements of such a foreign stock exchange. A register of shareholders is maintained in the Netherlands and a branch register is maintained in the U.S. on FCA’s behalf by the Transfer Agent, which serves as branch registrar and transfer agent.
Beneficial interests in FCA’s common shares that are traded on the New York Stock Exchange (“NYSE”) are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in FCA’s register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in FCA common shares traded on the Mercato Telematico Azionario (“MTA”) are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant of DTC.

Loyalty Voting Structure
The Company implemented a loyalty voting structure, pursuant to which the former shareholders of Fiat S.p.A. were able to elect to receive one special voting share with a nominal value of €0.01 per share for each common share they were entitled to receive in the 2014 Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. Such shareholders had their common shares registered in a separate register (the “Loyalty Register”) of the Company’s shareholders register. Following this registration, a corresponding number of special voting shares were allocated to the above-mentioned Shareholders. By signing an election form, the execution of which was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below.
Shareholders may at any time elect to participate in the loyalty voting structure by requesting that the Company registers all or some of their common shares in the Loyalty Register. If these common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If, at any time, such common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose its entitlement to hold a corresponding number of special voting shares.
A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its common shares. From the moment of such a request, the holder of Qualifying Common Shares shall be considered to have waived his or her rights to cast any votes associated with such Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by the Company for no consideration (om niet) in accordance with the terms and conditions of the special voting shares.
The Company’s common shares are freely transferable. However, any transfer or disposal of the Company’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all relevant special voting shares to the Company. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.
The purpose of the loyalty voting structure is to grant long-term shareholders an extra voting right by means of granting a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each common share held), without entitling such shareholders to any economic rights, other than those pertaining to the common shares. However, under Dutch law, the special voting shares cannot be totally excluded from economic entitlements. As a result, pursuant to the Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). A distribution from the Special Dividend Reserve or the (partial) release of the Special Dividend Reserve, will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. The special voting shares do not have any other economic entitlement.
Section 10 of the terms and conditions of the special voting shares includes liquidated damages provisions intended to discourage any attempt by holders to violate the terms thereof. These liquidated damages provisions may be enforced by the Company by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and conditions concerning the transfer of special voting shares may lead to the imposition of liquidated damages.
Pursuant to Section 12 of the terms and conditions of the special voting shares, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the shareholders at a general meeting of FCA shareholders.

Terms and Conditions of the Special Voting Shares
The terms and conditions of the special voting shares apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares in the share capital of FCA and to certain aspects of Electing Common Shares, Qualifying Common Shares and FCA common shares which are, or will be, registered in the Loyalty Register.
Application for Special Voting Shares
An FCA shareholder may at any time elect to participate in the loyalty voting structure by requesting that FCA register all or some of the number of FCA common shares held by such an FCA shareholder in the Loyalty Register. Such an election shall be effective and registration in the Loyalty Register shall occur as of the end of the calendar month during which the election is made. If such FCA common shares (i.e. Electing Common Shares) have been registered in the Loyalty Register (and are thus blocked from trading in the Regular Trading System) for an uninterrupted period of three years in the name of the same shareholder, the holder of such FCA common shares will be entitled to receive one FCA special voting share for each such FCA common share that has been registered. If at any moment in time such FCA common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder loses its entitlement to hold a corresponding number of FCA special voting shares.
Withdrawal of Special Voting Shares
As described above, a holder of Qualifying Common Shares or Electing Common Shares may request that some or all of its Qualifying Common Shares or Electing Common Shares be de-registered from the Loyalty Register and, if held outside the Regular Trading System, transfer such shares back to the Regular Trading System, which will allow such a shareholder to freely trade its FCA common shares, as described below. From the moment of such a request, the holder of Qualifying Common Shares shall be considered to have waived his rights to cast any votes associated with the FCA special voting shares which were issued and allocated in respect of such Qualifying Common Shares. Any such request would automatically trigger a mandatory transfer requirement pursuant to which the FCA special voting shares will be offered and transferred to FCA for no consideration (om niet) in accordance with the Articles of Association and the terms and conditions of the special voting shares. FCA may continue to hold the special voting shares as treasury stock, but will not be entitled to vote through any such treasury stock. Alternatively, FCA may withdraw and cancel the special voting shares, as a result of which the nominal value of such shares will be allocated to the special capital reserves of FCA. Consequently, the loyalty voting feature relating to the relevant Qualifying Common Shares being deregistered from the Loyalty Register will terminate. No shareholder required to transfer special voting shares, pursuant to the terms and conditions, shall be entitled to any consideration for such special voting shares and each shareholder expressly waives any rights in that respect as a condition to participation in the loyalty voting structure.
Change of Control
A Qualifying Shareholder or a shareholder with common shares registered in the Loyalty Register must promptly notify the Company in the event of a change of control and must make a de-registration request with respect to his or her common shares registered in the Loyalty Register. The de-registration request leads to a withdrawal of the special voting shares as described above. A change of control is defined in Article 1.1. of the Articles of Association as including any direct or indirect transfer carried out by a shareholder that is not an individual (natuurlijk persoon) through one or a series of related transactions as a result of which (i) a majority of the voting rights of such a shareholder; (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of FCA shareholders of such a shareholder; and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such a shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such a shareholder has been transferred to a new owner. No change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same parent company; (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree; or (c) the fair market value of the Qualifying Common Shares held by such a shareholder represents less than twenty percent (20%) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such a shareholder, in the sole judgment of the Company, are not otherwise material to the Transferred Group or the change of control transaction.
Article 1.1 of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as defined in the above-mentioned Article of the Articles of Association.

No Liability to Further Capital Calls
All of the outstanding FCA common shares are fully paid and non-assessable.
Discriminating Provisions
There are no provisions of the Articles of Association that discriminate against a shareholder because of its ownership of a substantial number of shares.
Additional Issuances and Rights of Preference
Issuance of Shares
The general meeting of FCA shareholders, or alternatively the Board of Directors if it has been designated to do so at the general meeting of FCA shareholders, shall have authority to resolve on any issuance of shares and rights to subscribe for shares. The general meeting of FCA shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares and rights to subscribe for shares.
For a period of five years from October 12, 2014, the Board of Directors has been irrevocably authorized to issue shares and rights to subscribe for shares up to the maximum aggregate amount of shares as provided for in the Company’s authorized share capital as set out in Article 4.1 of the Articles of Association, as amended from time to time. The current period, extended at the 2019 general meeting of shareholders, will expire on October 11, 2020.
The general meeting of FCA shareholders, or the Board of Directors if so designated in accordance with the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in Dutch law and the Articles of Association.
If the Board of Directors is designated to have authority to decide on the issuance of shares or rights to subscribe for shares, such a designation shall specify the class of shares and the maximum number of shares or rights to subscribe for shares that can be issued under such a designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.
Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.
The Board of Directors has also been designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares as referred to above. Refer to the Rights of Pre-Emption section elsewhere in this report.
In the event of an issuance of common shares every holder of common shares shall have a right of pre-emption with regard to the common shares or rights to subscribe for common shares to be issued in proportion to the aggregate nominal value of his common shares, provided however that no such right of pre-emption shall exist in respect of shares or rights to subscribe for common shares to be issued to employees of the Company or of a group company pursuant to any option plan of the Company.
A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
In the event of an issuance of special voting shares to qualifying shareholders, shareholders shall not have any right of pre-emption.
The general meeting of FCA shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares or rights to subscribe for shares in which manner the shares shall be issued and, to the extent that rights of pre-emption apply, within what period those rights may be exercised.

Rights of Pre-Emption
Under Dutch law and the Articles of Association, each FCA shareholder has a right of pre-emption in proportion to the aggregate nominal value of its shareholding upon the issuance of new FCA common shares, or the granting of rights to subscribe for FCA common shares. Exceptions to this right of pre-emption include the issuance of new FCA common shares, or the granting of rights to subscribe for common shares: (i) to employees of FCA or another member of its Group pursuant to an equity incentive plan of FCA; (ii) against payment in kind (contribution other than in cash) and (iii) to persons exercising a previously granted right to subscribe for FCA common shares.
In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.
The general meeting of shareholders may resolve to limit or exclude the rights of pre-emption upon an issuance of FCA common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the general meeting of shareholders. The Articles of Association, or the general meeting of shareholders, may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of FCA common shares. Pursuant to Dutch law, the designation by the general meeting of shareholders may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue FCA common shares. The Board of Directors is designated in the Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years, which may be extended by the general meeting of shareholders with additional periods up to a maximum of five years per period. The current period, extended at the 2019 general meeting of shareholders, will expire on October 11, 2020.
Repurchase of Shares
Upon agreement with the relevant FCA shareholder, FCA may acquire its own shares at any time for no consideration (om niet), or, subject to certain provisions of Dutch law and the Articles of Association, for consideration if: (i) FCA’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves; (ii) FCA would thereafter not hold a pledge over FCA common shares, or together with its subsidiaries, hold FCA common shares with an aggregate nominal value exceeding 50 percent of FCA’s issued share capital; and (iii) the Board of Directors has been authorized to do so by the general meeting of shareholders.
The acquisition of fully paid-up shares by FCA other than for no consideration (om niet) requires authorization by the general meeting of shareholders. Such authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares for employees of FCA, or another member of its Group, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Such shares must be officially listed on the price list of an exchange.
At a general meeting of shareholders, the shareholders may resolve to designate the Board of Directors as the competent body to resolve on FCA acquiring any fully paid up FCA common shares other than for no consideration (om niet) for a period of up to 18 months.
FCA may, jointly with its subsidiaries, hold FCA shares in its own capital exceeding one-tenth of its issued capital for no more than three years after acquisition of such FCA shares for no consideration (om niet) or in certain other limited circumstances in which the acquisition takes place by operation of law, such as pursuant to mergers or demergers. Any FCA shares held by FCA in excess of the amount permitted shall transfer to all members of the Board of Directors jointly at the end of the last day of such a three-year period. Each member of the Board of Directors shall be jointly and severally liable to compensate FCA for the value of the FCA shares at such a time, with interest payable at the statutory rate thereon. The term FCA shares as used in this paragraph shall include depositary receipts for shares and shares in respect of which FCA holds a right of pledge.

No votes may be cast at a general meeting of shareholders on the FCA shares held by FCA or its subsidiaries. In addition, no voting rights may be cast at a general meeting of shareholders in respect of FCA shares for which depositary receipts have been issued that are owned by FCA. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by FCA and its subsidiaries in FCA’s share capital are not excluded from the right to vote on such shares if the right of usufruct or pledge was granted prior to the time such shares were acquired by FCA or its subsidiaries. Neither FCA nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge. No right of pledge may be established on special voting shares and the voting rights attributable to special voting shares may not be assigned to a usufructuary.
Reduction of Share Capital
Shareholders at a general meeting have the power to cancel shares acquired by FCA or to reduce the nominal value of shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at the general meeting of shareholders if less than one-half of the issued capital is present or represented at the meeting. If more than one-half of the issued share capital is present or represented at the general meeting of shareholders, a simple majority of the votes cast is required. Any proposal for a cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reductions of share capital.
Transfer of Shares
In accordance with the provisions of Dutch law, pursuant to Article 12 of the Articles of Association, the transfer of FCA shares or the creation of a right in rem thereon requires a deed intended for that purpose and, save when the company is a party, written acknowledgment by the Company of the transfer.
The transfer of FCA common shares that have not been entered into a book-entry system will be effected in accordance with Article 12 of the Articles of Association.
Common shares that have been entered into the DTC book-entry system will be registered in the name of Cede & Co. as nominee for DTC and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. Article 12 of the Articles of Association does not apply to the trading of such FCA common shares on a regulated market or the equivalent thereof.
Transfers of shares held outside of DTC (including Monte Titoli S.p.A. as a participant in DTC) or another direct registration system maintained by Computershare US, FCA’s transfer agent in New York, or the Transfer Agent, and not represented by certificates are effected by a stock transfer instrument and require the written acknowledgment by FCA. Transfer of registered certificates is effected by presenting and surrendering the certificates to the Transfer Agent. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes.
FCA common shares are freely transferable. As described below, special voting shares are generally not transferable.
At any time, a holder of FCA common shares that are registered in the Loyalty Register (i.e. Electing Common Shares or Qualifying Common Shares) wishing to transfer such FCA common shares other than in limited specified circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers) must first request a de-registration of such shares from the Loyalty Register and, if held outside the Regular Trading System, transfer such common shares back into the Regular Trading System. After de-registration from the Loyalty Register, such FCA common shares no longer qualify as Electing Common Shares or Qualifying Common Shares and, as a result, the holder of such FCA common shares is required to offer and transfer the special voting shares associated with such FCA common shares that were previously Qualifying Common Shares to FCA for no consideration (om niet) as described above in “Loyalty Voting Structure-Terms and Conditions of the Special Voting Shares-Withdrawal of Special Voting Shares”.
Exchange Controls
Under Dutch law, there are no foreign exchange control restrictions on investments in, or payments on, FCA common shares. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold FCA common shares or vote.

Payment of Dividends
FCA NV may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that its shareholders’ equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with Dutch law. No distribution of profits may be made to FCA NV itself for shares that FCA NV holds in its own share capital.
FCA NV may only make a distribution of dividends to the shareholders after the adoption of its statutory annual accounts demonstrating that such distribution is legally permitted. The FCA NV Board of Directors may determine that other freely distributable distributions shall be made, in whole or in part, from FCA NV’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of FCA NV and provided further that the policy of FCA NV on additions to reserves and dividends is duly observed.
Holders of special voting shares will not receive any dividend in respect of the special voting shares, however FCA NV maintains a separate dividend reserve for the special voting shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares. This allocation establishes a reserve for the amount that would otherwise be paid. The special voting shares do not carry any entitlement to any other reserve. Any distribution out of the special dividend reserve or the partial or full release of such reserve requires a prior proposal from the FCA NV Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.
Insofar as the profits have not been distributed or allocated to the reserves, they may, by resolution of the general meeting of shareholders, be distributed as dividends on the FCA NV common shares only. The general meeting of shareholders may resolve, on the proposal of the FCA NV Board of Directors, to declare and distribute dividends in U.S. Dollar. The FCA NV Board of Directors may decide, subject to the approval of the general meeting of shareholders and the FCA NV Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares, or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.
The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they first became payable. Any dividends or other distributions made in violation of the FCA Articles of Association or Dutch law will have to be repaid by the shareholders who knew or should have known, of such violation.
Voting Rights at General Meetings
Every share (whether common or special voting) shall confer the right to cast one vote at a general meeting of shareholders. Shares in respect of which Dutch law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented. All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified in the Articles of Association. Blank votes shall not be counted as votes cast.
All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted. Voting by acclamation shall be permitted if none of the shareholders present or represented objects. No voting rights shall be exercised in the general meeting of FCA shareholders for shares owned by the Company or by a subsidiary of the Company. However, pledgees and usufructuaries of shares owned by the Company and its subsidiaries shall not be excluded from exercising their voting rights if the right of pledge or usufruct was created before the shares were owned by the Company or a subsidiary. Neither the Company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.
Shareholder Votes on Certain Transactions
Any important change in the identity or character of FCA must be approved by the general meeting of shareholders, including (i) the transfer to a third party of the business of FCA or practically the entire business of FCA; (ii) the entry into or breaking off of any long-term cooperation of FCA or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to FCA; and (iii) the acquisition or disposal by FCA or a subsidiary of an interest in the capital of a company with a value of at least one-third of FCA’s assets according to the Consolidated Statement of Financial Position with explanatory notes included in the last adopted annual accounts of FCA.

Amendments to the Articles of Association, including Variation of Rights
A resolution of the general meeting of shareholders to amend the Articles of Association or to wind up FCA may be approved only if proposed by the Board of Directors and approved by a vote of a majority of at least two-thirds of the votes cast if less than one-half of the issued share capital is present or represented at such a general meeting of shareholders.
The rights of shareholders may be changed only by amending the Articles of Association in compliance with Dutch law.
Dissolution and Liquidation
The general meeting of shareholders may resolve to dissolve FCA upon a proposal of the Board of Directors thereto. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is present or represented at the meeting. In the event of dissolution, FCA will be liquidated in accordance with Dutch law and the Articles of Association and the liquidation shall be arranged by the members of the Board of Directors, unless the general meeting of shareholders appoints other liquidators. During liquidation, the provisions of the Articles of Association will remain in force as long as possible.
If FCA is dissolved and liquidated, whatever remains of FCA’s equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves (other than the special dividend reserve), to holders of FCA common shares in proportion to the aggregate nominal value of FCA common shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of FCA common shares will be distributed to the holders of FCA common shares in proportion to the aggregate nominal value of FCA common shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and, lastly, any balance remaining will be distributed to the holders of FCA common shares in proportion to the aggregate nominal value of FCA common shares held by each of them.
Disclosure of Holdings under Dutch Law
As a result of the listing of the FCA common shares on the MTA, chapter 5.3 of the Dutch Financial Supervision Act (“AFS”) applies, pursuant to which any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or actual or potential voting rights in FCA must promptly give written notice to the AFM of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent.
For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person; (ii) shares and/or voting rights held (or, acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account; (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement; (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment; and (v) shares which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares.
As a consequence of the above, special voting shares must be added to FCA common shares for the purposes of the above thresholds.
Controlled entities (within the meaning of the AFS) do not themselves have notification obligations under the AFS as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a three percent or larger interest in FCA’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the AFS will become applicable to such former controlled entity.

Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights.
Furthermore, when calculating the percentage of capital interest, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares; (ii) such person may be obliged to purchase shares on the basis of an option; or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.
If a person’s capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in FCA’s issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published FCA’s notification as described below.
Following the implementation of Directive 2013/50/EU into the AFS, every holder of three percent or more of the issued and outstanding share capital or voting rights whose interest has changed compared to his most recent notification and which holder knows, or should know, that pursuant to this change his interest reaches or crosses a threshold as a result of certain acts (as described above and including the exchange of a financial instrument or a contract pursuant to which the holder is deemed to have issued and outstanding shares or voting rights at his disposal), must notify the AFM of this change.
FCA is required to notify the AFM promptly of any change of one percent or more in its issued and outstanding share capital or voting rights since a previous notification. Other changes in FCA’s issued and outstanding share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.
In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No 236/2012, as amended, notification must be made of any net short position of 0.2 percent in the issued share capital of FCA, and of every subsequent 0.1 percent above this threshold. Notifications starting at 0.5 percent and every subsequent 0.1 percent above this threshold will be made public via the short selling register of the AFM. Furthermore, gross short positions shall be notified in the event that a threshold is reached, exceeded or fallen below. With regard to gross short positions, the same disclosure thresholds as for holders of capital interests and/or voting rights apply.
Furthermore, each member of the Board of Directors must notify the AFM:

•	within two weeks after his/her appointment of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of FCA’s issued and outstanding share capital; and

•
subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of FCA’s issued and outstanding share capital, immediately after the relevant change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received which can be accessed via www.afm.nl. The notifications referred to in this paragraph should be made in writing by means of a standard form or electronically through the notification system of the AFM.
Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by FCA and/or by one or more shareholders who alone or together with others represent at least three percent of the issued and outstanding share capital of FCA or are able to exercise at least three percent of the voting rights. The measures that the civil court may impose include:

•	an order requiring appropriate disclosure;

•	suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;

•
voiding a resolution adopted by the general meeting of shareholders, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and

•	an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in FCA.
Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.
Mandatory Bid Requirement
Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly acquires 30 percent or more of FCA’s voting rights will be obliged to launch a public offer for all outstanding shares in FCA’s share capital. An exception is made for shareholders who, whether alone or acting in concert with others, had an interest of at least 30 percent of FCA’s voting rights before the shares were first listed on the MTA and who still maintained such an interest after such first listing. Immediately after the first listing of FCA common shares on the MTA, Exor N.V. held more than 30 percent of FCA’s voting rights. Therefore, Exor N.V.’s interest in FCA was grandfathered and the exception that applies to it will continue to apply to it for as long as its holding of shares represents over 30 percent of FCA’s voting rights.
Dutch Financial Reporting Supervision Act
On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, or the “FRSA”), the AFM supervises the application of financial reporting standards by, amongst others, companies whose corporate seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.
Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from FCA regarding its application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM; (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports; or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.
Compulsory Acquisition
Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for its own account, holds at least 95 percent of the issued share capital of FCA may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Enterprise Chamber before the Dutch Supreme Court.
In addition, pursuant to article 2:359c of the Dutch Civil Code, following a public offer, a holder of at least 95 percent of the issued share capital and of voting rights of FCA has the right to require the minority shareholders to sell their shares to it. Any such request must be filed with the Enterprise Chamber within three months after the end of the acceptance period of the public offer. Conversely, pursuant to article 2:359d of the Dutch Civil Code each minority shareholder has the right to require the holder of at least 95 percent of the issued share capital and the voting rights of FCA to purchase its shares in such a case. The minority shareholder must file such a claim with the Enterprise Chamber within three months after the end of the acceptance period of the public offer.

Disclosure of Trades in Listed Securities
Pursuant to the AFS and the Market Abuse Regulation (EU) No 596/2014, each of the members of the Board of Directors and any other person discharging managerial responsibilities within FCA and who in that capacity is authorized to make decisions affecting the future developments and business prospects of FCA and has regular access to inside information relating, directly or indirectly, to FCA (each, an “Insider”) must notify the AFM of all transactions, conducted or carried out for his/her own account, relating to FCA common shares, special voting shares or financial instruments, the value of which is (in part) determined by the value of FCA common shares or special voting shares.
In addition, persons who are closely associated with members of the Board of Directors or any of the other Insiders must notify the AFM of all transactions conducted for their own account relating to FCA’s shares or financial instruments, the value of which is (in part) determined by the value of FCA’s shares. The Market Abuse Regulation designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the Board of Directors or any other Insider or by a person referred to under (i), (ii) or (iii) above.
The AFM must be notified forthwith of transactions, effected in either FCA’s shares or financial instruments, the value of which is (in part) determined by the value of FCA’s shares following the transaction date by means of a standard form. Notifications under the Market Abuse Regulation may however be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000 in the calendar year in question. The AFM keeps a public register of all notifications made pursuant to the AFS and the Market Abuse Regulation.
Non-compliance with these reporting obligations could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.
Shareholder Disclosure and Reporting Obligations under U.S. Law
Holders of FCA shares are subject to certain U.S. reporting requirements under the Exchange Act for shareholders owning more than 5 percent of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of significant accumulations of shares that may lead to a change of control of an issuer.
If FCA were to fail to qualify as a foreign private issuer in the future, Section 16(a) of the Exchange Act would require FCA’s directors and executive officers, and persons who own more than ten percent of a registered class of FCA’s equity securities, to file reports of ownership of, and transactions in, FCA’s equity securities with the SEC. Such directors, executive officers and ten percent stockholders would also be required to furnish FCA with copies of all Section 16 reports they file.
Disclosure Requirements under Italian law and European Union law
Further disclosure requirements shall apply to FCA under Italian law by virtue of the listing of FCA’s shares on the MTA. Summarized below are the most significant requirements to be complied with by FCA in connection with the admission to listing of FCA common shares on the MTA. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation).
In particular, the following main disclosure obligations shall apply to FCA:

•
the Legislative Decree no. 58/1998, or the Italian Financial Act effective as of the date of this report: article 92 (equal treatment principle), article 114-bis (to the extent applicable to Dutch companies, information concerning the allocation of financial instruments to corporate officers, employees and collaborators), article 115 (information to be disclosed to CONSOB) and article 180 and the following (relating to insider trading and market manipulation);

•
the applicable law concerning market abuse and, in particular, Regulation (EU) 596/2014 (the “MAR Regulation”) and its implementing measures: article 7 (Inside information), article 17 (Public disclosure of inside information) and article 18 (Insider lists) as well as the implementing regulations.

In addition to the above, the applicable provisions set forth under the market rules (including those relating     to the timing for the payment of dividends) shall apply to FCA.
It remains understood that the foregoing is based on the current legal framework and, therefore, it may vary following any potential regulatory intervention by the concerned Member States and competent authorities.
Disclosure of Inside Information - Article 17 of the MAR Regulation
Pursuant to the MAR Regulation, FCA shall disclose to the public, without delay, any inside information which: (i) is of a precise nature; (ii) has not been made public; (iii) relates directly to FCA or FCA’s common shares; and (iv) if it were made public, would be likely to have a significant effect on the prices of FCA’s common shares or on the price of related derivative financial instruments (the “Inside Information”). In this regard,

•
“information shall be deemed to be of a precise nature” if: (a) it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred, or which may reasonably be expected to occur and (b) it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments (i.e., FCA’s common shares) or the related derivative financial instrument. In this respect in the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be precise information.

•
“information which, if it were made public, would be likely to have a significant effect on the prices of financial instruments, derivative financial instruments” shall mean information a reasonable investor would be likely to use as part of the basis of his or her investment decisions.

An intermediate step in a protracted process shall be deemed to be Inside Information if, by itself, it satisfies the criteria of Inside Information as referred to above.
The above disclosure requirement shall be complied with through the publication of a press release by FCA, in accordance with the modalities set forth under the MAR Regulation and Dutch and Italian law, disclosing to the public the relevant Inside Information.
Under specific circumstances, CONSOB may at any time request: (a) FCA to disclose to the public specific information or documentation where deemed appropriate or necessary or alternatively (b) to be provided with specific information or documentation. For this purpose, CONSOB has wide powers to, among other things, carry out inspections or request information to the members of the managing board, the members of the supervisory board or to the external auditor.
FCA shall publish and transmit to CONSOB any information disseminated in any non EU-countries where FCA’s common shares are listed (i.e., the U.S.), if this information is significant for the purposes of the evaluation of FCA’s common shares listed on the MTA.
FCA may, on its own responsibility, delay disclosure to the public of Inside Information provided that all of the following conditions are met: (a) immediate disclosure is likely to prejudice the legitimate interests of FCA; (b) delay of disclosure is not likely to mislead the public; (c) FCA is able to ensure the confidentiality of that information.
In the case of a protracted process that occurs in stages and that is intended to bring about, or that results in, a particular circumstance or a particular event, FCA may on its own responsibility delay the public disclosure of Inside Information relating to this process, subject to points (a), (b) and (c) above.
Insiders’ Register - Article 18 of the MAR Regulation
FCA, as well as persons acting on its behalf or on its account, shall draw up and keep regularly updated, a list of all persons who have access to Inside Information and who are working for them under a contract of employment, or otherwise performing tasks through which they have access to Inside Information, such as advisers, accountants or credit rating agencies (the “insider list”).

FCA or any person acting on its behalf or on its account, shall take all reasonable steps to ensure that any person on the insider list acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of inside information.
Public Tender Offers
Certain rules provided for under Italian law with respect to both voluntary and mandatory public tender offers shall apply to any offer launched for FCA’s common shares. In particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer will be subject to the supervision by CONSOB and Italian law.